# Nasdaq Regulation

**Eun Ah Choi**
Vice President
Listing Qualifications

December 2, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 1, 2021 The Nasdaq Stock Market (the "Exchange") received from Bullpen Parlay Acquisition Company (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, consisting of one share of Class A ordinary share, and one-half of one redeemable Warrant

Class A ordinary share, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one share of Class A ordinary share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*